BEFORE THE PUBLIC SERVICE COMMISSION
                            OF THE STATE OF DELAWARE

IN THE MATTER OF THE APPLICATION        )
OF DELMARVA POWER & LIGHT COMPANY       )
AND CONECTIV, INC., FOR APPROVALS       )  Docket No. 97-___
UNDER 26 DEL. C. ss. 215                )
(Filed February 24, 1997)               )

                                 APPLICATION OF
                         DELMARVA POWER & LIGHT COMPANY
                               AND CONECTIV, INC.
                     FOR APPROVALS UNDER 26 DEL. C. ss. 215

     Delmarva Power & Light Company ("Delmarva") hereby seeks all requisite authority and necessary Commission approvals under Delaware law for the merger of Delmarva and DS Sub, Inc. ("DS Sub"), which is part of an overall transaction with Atlantic Energy, Inc. ("AEI") and its wholly-owned subsidiary, Atlantic City Electric Company ("Atlantic Electric"). As part of the same transaction, Conectiv, Inc. ("Conectiv"), a newly-formed holding company incorporated in Delaware, hereby seeks all requisite authority and necessary Commission approvals under Delaware law for acquiring control of Delmarva. Applicants request approval within 60 days after filing and further request that, if approvals cannot be obtained within that period, the Commission establish expedited procedures to ensure that a final decision is made well before December 31, 1997.

     In  support  of  this  Application,   Delmarva  and  Conectiv  respectfully
represent:

I.   PARTIES AFFECTED BY THE PROPOSED TRANSACTIONS DESCRIBED IN THE APPLICATION

     1. Delmarva is a corporation organized under the laws of the State of Delaware and the Commonwealth of Virginia. Delmarva is engaged in the
generation,   transmission,   distribution   and  sale  of  electric  energy  to
approximately 437,500 residential, commercial and industrial customers in Delaware, Maryland and Virginia. Delmarva's retail electric service rates are established by the Delaware and Maryland Public Service Commissions and the Virginia State Corporation Commission. Delmarva's service territory covers all or portions of the State of Delaware, ten primarily Eastern Shore counties in Maryland, and two counties which comprise the Eastern Shore of Virginia. Delmarva also provides gas service to approximately 98,000 customers located in northern New Castle County, Delaware. Delmarva's principal business office is at 800 King Street, P.O. Box 231, Wilmington, Delaware 19899.

     1. Conectiv, Inc. ("Conectiv") is a corporation organized under the laws of the State of Delaware. 50% of Conectiv's outstanding capital stock is currently owned by Delmarva, and 50% of Conectiv's outstanding capital stock is currently owned by AEI. Conectiv owns 100% of the outstanding capital stock of DS Sub, Inc. ("DS Sub"). After consummation of the transactions described herein, Conectiv will own 100% of the outstanding common stock of Delmarva and Atlantic Electric, and Conectiv will be a registered holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"). Conectiv's principal business office is at 800 King Street, P. O. Box 231, Wilmington, Delaware 19899.

     2. Atlantic Electric is a corporation organized under the laws of the State of New Jersey. Atlantic Electric is engaged in the generation, transmission, distribution and sale of electric energy to approximately 473,000 residential, commercial and industrial customers in the State of New Jersey. Atlantic Electric's retail rates are established by the New Jersey Board of Public Utilities. Atlantic Electric's service territory is principally the southern third of New Jersey and covers all or portions of eight counties in New Jersey. Atlantic Electric is a wholly-owned subsidiary of AEI. Atlantic Electric's principal business office is at 6801 Black Horse Pike, Egg Harbor Township, New Jersey 08234-4130.

     3. AEI is a corporation organized under the laws of the State of New Jersey and is an exempt holding company under PUHCA. The stock of AEI is publicly held. AEI is the sole common shareholder of Atlantic Electric. AEI's principal business office is at 6801 Black Horse Pike, Egg Harbor Township, New Jersey 08234-4130.

     4. DS Sub is a corporation organized under the laws of the State of Delaware. DS Sub was formed solely for the purpose of facilitating the proposed transactions. DS Sub will merge into Delmarva, with Delmarva as the surviving corporation.

II.  DESCRIPTION OF THE PROPOSED TRANSACTIONS

     5. AEI, Delmarva, Conectiv and DS Sub are parties to an Agreement and Plan of Merger, dated August 9, 1996, as amended and restated as of December 26, 1996 (the "Merger Agreement" or the "Agreement"). The Merger Agreement is attached to this Application as Annex 1 to the Joint Proxy Statement of Delmarva Power & Light Company and AEI, Inc., dated December 26, 1996, (the "Proxy Statement")(Exhibit A). The Proxy Statement and the attached testimony of Barbara S. Graham provide a more detailed description of the transactions summarized below.

     6. After receiving all required regulatory approvals, and on the terms and conditions set forth in the Merger Agreement:

     (i)  AEI  will  merge  with  Conectiv,   with  Conectiv  as  the  surviving
corporation; and

     (ii) DS Sub will merge with Delmarva, with Delmarva as the surviving corporation.

     (iii)  Together,  these  transactions  result in a change in  control  over
Atlantic  Electric  and  Delmarva,   both  of  which  will  become  wholly-owned
subsidiaries of Conectiv.

     (Collectively, the above transactions, including the change in control, are referred to herein and in testimony as the "Merger".) Exhibit B compares the pre- and post-Merger corporate structures of the entities involved in these transactions.

     7. Upon consummation of the Merger, except for fractional, treasury, and affiliate-owned shares (if any), each share of the common stock of Delmarva will be converted into the right to receive one share of Conectiv common stock, and each share of the common stock of AEI will be converted into the right to receive 0.75 shares of Conectiv common stock and 0.125 shares of Conectiv Class A common stock.

     8. As a result of these share exchanges, the holders of Delmarva and AEI common stock will hold approximately 60.6% and 39.4%, respectively, of
Conectiv's common stock (based on the capitalization of each company as of September 30, 1996). Holders of AEI common stock will hold 100% of Conectiv Class A common stock. Shares of Conectiv common stock will represent approximately 94% of the voting power of the common stock, and shares of Conectiv Class A common stock will represent approximately 6% of that voting power.

     9. The Merger will not affect the debt securities or preferred stock of either Delmarva or Atlantic Electric.

     10. The Merger Agreement required the approval of the holders of shares of common stock in both Delmarva and AEI. The shareholders of Delmarva and AEI approved the Merger Agreement on January 30, 1997.

     11. Upon consummation of the Merger, Conectiv will have five first-tier subsidiaries consisting of: two operating utilities (Delmarva and Atlantic Electric); a service company that will provide services (including, for example, accounting, financial, and legal services) to the operating utilities and other affiliates; and two existing non-utility subsidiaries of AEI.

     12. Consummation of the Merger is contingent upon obtaining certain required regulatory approvals, including approvals from this Commission. In addition to this filing, filings have been, or will be, made with the Federal Energy Regulatory Commission, the Nuclear Regulatory Commission, the Securities and Exchange Commission ("SEC"), the U.S. Department of Justice and Federal Trade Commission, the New Jersey Board of Public Utilities, the Maryland Public Service Commission, the Virginia State Corporation Commission, and the Pennsylvania Public Utility Commission.

     13. Delmarva and Conectiv request that the Commission approve this Application within 60 days. The target date for receiving all necessary regulatory approvals, fulfilling all other conditions of the Merger Agreement, and closing on the Merger is December 31, 1997. Delays beyond that time would likely increase the total transaction and transition costs while delaying the realization of Merger-related benefits. Delmarva and Conectiv, therefore, request that the Commission expedite consideration of this Application.

III. THE PROPOSED MERGER AND CHANGE OF CONTROL IS IN ACCORDANCE WITH LAW, FOR A PROPER PURPOSE AND CONSISTENT WITH THE PUBLIC INTEREST

     14. The Commission has jurisdiction over the proposed transactions pursuant to 26 Del. C. ss.ss. 215(a)(1) and (b), which, respectively, require Commission approval: (1) prior to the merger of Delmarva with any other person or company, i.e., the merger with DS Sub; and (2) prior to any other company, in this case, Conectiv, acquiring control over Delmarva. As set forth in 26 Del. C. ss. 215(d):

                  The Commission shall approve any
                  such proposed merger . . . or acquisition when it finds that the same is to be made in accordance with law, for a proper purpose and is consistent with the public interest.

     15. Attached as Exhibit C is an opinion of Delaware counsel that, upon meeting the conditions set forth in the Merger Agreement, including receiving the necessary approvals of this Commission, the proposed transactions will be in accord with the statutory standard. Further support as to the proposed transactions' consistency with the public interest is described below and more thoroughly addressed in testimony attached hereto.

     16. As explained in the attached testimony of Mr. Howard E. Cosgrove, the primary purpose of the Merger is to create a regional company from two companies that share a common vision of the strategic path necessary to succeed in the increasingly competitive utility and energy services marketplace.

     17. The Merger is expected to produce benefits, including cost savings through greater efficiencies and economies of scale, a more diverse customer base, improved credit quality and liquidity of securities, and a regional platform for growth. More specifically:

     (i) Achieving cost savings through greater efficiencies and economies of scale will permit each of the operating utilities to offer more competitively-priced electric service and energy-related products and services than would otherwise be possible. Scale has importance in many areas, including utility operations, product development, advertising and corporate services.

     (ii) Enhancing geographic and customer diversity will improve the stability of revenues to Conectiv as a whole.

     (iii) Improving overall credit quality and liquidity of securities will permit each of the operating utilities to fund continued growth at lower cost.

     (iv) Creating a regional platform for marketing utility and non-utility products and services in the mid- Atlantic region and beyond will strengthen the ability of the combined company to offer additional products and services to customers.

     18. The Merger will not increase Delmarva's Delaware electric retail base or fuel rates. Delmarva and Atlantic Electric plan to remain separate operating utilities with separate non-blended base and fuel rates as is the case today.

     19. The Merger will not have an adverse effect on competition among suppliers of utility services. Even after the Merger, the combined company will be the smallest member of the Pennsylvania-New Jersey-Maryland Interconnection Association. To the extent that retail competition is permitted to occur by the Commission, the existence of these larger utilities in the region will ensure that the combined companies have no market power over electricity supplies in their traditional service territories. The combined companies will also have enhanced ability to compete in retail markets in the region.

     20. The Merger will not adversely affect service to Delmarva's Delaware customers. Both companies are committed to maintaining and potentially improving their existing high standards of reliability and customer service. Merger-related savings will be obtained primarily through achieving economies of scale, such as elimination of duplicative departments and systems and reductions in the total number of employees.

     21. The combined companies will continue to maintain a significant local workforce in each of the States in which they operate. Overall, Conectiv expects a reduction of approximately 10% (or 400 positions) in the combined utilities' workforce. As further explained by Mr. Cosgrove, the combined companies recognize that a local workforce is necessary to maintain excellent customer service levels and to respond to the particular needs within each of the States that the operating utilities will serve. In New Jersey, for example, meeting the special needs of the casino industry, recreational communities and local farming will continue to be a priority. On the Delmarva Peninsula, the special needs of the financial services and chemical sectors of the economy, along with recreational and farming communities, will remain a priority. Although some current employees of Atlantic Electric are expected to relocate their offices to Delaware, where Conectiv's headquarters will be located, Atlantic Electric will retain a significant number of employees in New Jersey, Delmarva will retain a significant number of employees throughout the Delmarva Peninsula, and expected reductions in duplicative staff will be handled fairly and even-handedly.

     22. The proposed change of control over Delmarva and the resulting holding company structure avoids further multiple incorporation in New Jersey, Delaware and Virginia, simplifies contract and franchise issues, and facilitates the process of maintaining separate utility base and fuel rates.

IV. TREATMENT OF MERGER SAVINGS

     23. The Merger is expected to save approximately $500 million (net of transaction and transition costs) over the first ten years after the Merger is consummated. The estimated cost savings are supported by Mr. Thomas Flaherty of Deloitte & Touche Consulting Group in his attached testimony and related exhibits. The methodology for determining how merger-related costs and savings are assigned is supported by the testimony of Messrs. David G. Dougher and William R. Moore, Jr.

     24. Delmarva and Atlantic Electric are proposing in their applications before their respective retail regulatory commissions that one-third of each State's allocable share of estimated average annual net merger savings over the first 10 years after consummation of the Merger be available for sharing with customers. The precise method to implement this sharing should be established by each regulatory agency, consistent with the goals and objectives of the particular State.

     25. As described in more detail in the testimony of Mr. Paul S. Gerritsen, Delmarva and Conectiv specifically propose that one-third of the allocated net merger savings be used to reduce Delaware retail electric and gas rates, effective when the Merger closes. Other alternative uses, instead of a rate decrease, that would also be acceptable to Delmarva and Conectiv include: (i) using this amount to reduce Delmarva's stranded costs, (ii) using this amount to fund societal programs, such as demand-side management programs or low income weatherization programs, or to fund economic development activities, or (iii) any combination of any of the above or other uses that the Commission determines to be appropriate.

     26. Delmarva would be at risk to achieve the level of projected savings and customers would benefit as proposed even if achieved savings are less than projected. If, on the other hand, actually achieved savings are greater than projected, with the result that Delmarva's actual earnings rise above authorized levels, the Commission retains the authority to adjust base rates accordingly, consistent with traditional statutory and regulatory practices.

V.  ACCOUNTING AND MISCELLANEOUS INFORMATION ABOUT THE MERGER

     27. For accounting purposes, the Merger is treated as an acquisition by Delmarva of AEI. As such, the Merger will be recorded using the "purchase method" of accounting for business combinations in accordance with Accounting Principles Board ("APB") Opinion No. 16. Since Delmarva and Atlantic Electric have publicly-held debt securities and preferred stock, so-called "push down" accounting will not be utilized (i.e., the acquisition premium will appear on Conectiv's books and not "pushed down" to Delmarva's or Atlantic Electric's books). Separate financial statements, substantially the same as the current financial statements of Delmarva and Atlantic Electric, will continue to be issued. The assets of Delmarva and Atlantic Electric will continue to be recorded on their books and records at the same values as before the Merger, with no adjustment to restate common equity amounts or to record any acquisition premium. The direct transaction costs of the Merger are being recorded by
Delmarva in Account 186 (Miscellaneous Deferred Debits), which will be transferred to Conectiv upon Closing, and have been expensed as incurred by AEI. Both Delmarva and AEI are expensing indirect costs and internal labor costs as incurred. Pro forma combined and consolidated balance sheets and statements of income, including explanatory notes, for Delmarva, AEI and Conectiv are contained in Exhibit A at 115-140. The testimony of Mr. David G. Dougher further explains the intended accounting treatment for the transactions.

     28. Delmarva and Conectiv commit that the transaction and transition costs of the Merger, including the acquisition premium, will not be reflected in retail rates except to the extent that those items are at least offset by Merger-related savings.

     29. Conectiv's service company subsidiary (the "Service Company") will include many employees who are currently employed by Delmarva or Atlantic Electric. The SEC has oversight over the arrangements by which Service Company costs are charged and assigned to the related utilities and affiliates. When the Service Company arrangements are finalized for filing with the SEC, copies will be provided to this Commission. Delmarva and Conectiv also commit to submit to this Commission's jurisdiction any issues regarding the ratemaking treatment of any Service Company costs assigned or allocated to Delmarva. Because the bulk of the expected cost savings are in administrative-type functions that will be performed by the Service Company, it is expected that these cost assignment issues will involve how best to allocate a lower overall cost structure.

     30. Attached hereto are the following Exhibits:

         Exhibit A  Proxy  Statement  of December  26,  1996,  including as
                    Annex I the Agreement and Plan of Merger, dated August 9, 1996, as amended and restated as of December 26, 1996.

         Exhibit B  Corporate Structures Prior to and After Transaction.

         Exhibit C  Opinion of Delaware Counsel
         Exhibit D  Maps

     31. Attached hereto in support of this Application and on behalf of both Delmarva and Conectiv are the testimony and exhibits of the following:

               Howard E. Cosgrove
               Barbara S. Graham
               Thomas J. Flaherty
               David G. Dougher
               Paul S. Gerritsen
               William R. Moore, Jr.

     32. Attached is a draft public notice for Commission consideration.

     33. Communications and correspondence relating to the proceedings herein should be sent to:

                Paul S. Gerritsen
                Delmarva Power & Light Company
                800 King Street, P. O. Box 231
                Wilmington, Delaware 19899

                Randall V. Griffin, Esq.
                Delmarva Power & Light Company
                800 King Street, P. O. Box 231
                Wilmington, Delaware 19899

                James E. Franklin, II, Esq.
                Atlantic City Electric Company
                6801 Black Horse Pike
                Egg Harbor Township, New Jersey 08234

VII. REQUESTED APPROVALS

     WHEREFORE, Delmarva Power & Light Company and Conectiv, Inc. request that the Commission:

     A. Order the publication of public notice;

     B. Approve the merger of DS Sub into Delmarva;

     C. Approve the acquisition of control of Delmarva by Conectiv;

     D. Grant all other authority and approvals required from the Commission under Delaware law for the transactions described herein;

     E. Take the above actions within 60 days and otherwise expedite review and consideration of the proposed transactions so that closing may occur on or before December 31, 1997; and

     F. With respect to all such authority and approvals, grant them subject to the closing of the transactions contemplated by the Merger Agreement.

                             Respectfully submitted,


                             By: _______________________
                                 Corporate Secretary
                                 Delmarva Power & Light Company


                              By: ________________________
                                  President
                                  Conectiv, Inc.




Counsel for Delmarva and Conectiv:
Dale G. Stoodley, Esq.
Randall V. Griffin, Esq.
Delmarva Power & Light Company
P. O. Box 231
Wilmington, DE  19899
302/429-3757

Dated:  February 24, 1997